UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Switch, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87105L104

(CUSIP Number)

Jonathan C. Lippert, Esq.
1370 Jet Stream Drive

Suite 100

Henderson, Nevada 89052

Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 6, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87105L104	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSON Dennis Alan Troesh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 87105L104	SCHEDULE 13D	Page 3 of 6

1	NAME OF REPORTING PERSON DT GRAT LM LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 87105L104	SCHEDULE 13D	Page 4 of 6

1	NAME OF REPORTING PERSON DT GRAT CS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 87105L104	SCHEDULE 13D	Page 5 of 6

Item 1. Security and Issuer

This Amendment No. 2 amends the Schedule 13D initially filed by the Reporting Persons with the Securities and Exchange Commission on March 15, 2021, as amended on May 17, 2021 (collectively, “Schedule 13D”). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged

Item 4.   Purpose of Transaction

Item 4 of this Schedule 13D is hereby supplemented to include the following information:

On December 6, 2022, Switch, Inc., a Nevada corporation (the “Issuer”), completed its previously announced business combination with Sunshine Bidco Inc., a Delaware corporation (“Parent”), pursuant to which Sunshine Parent Merger Sub Inc., a Nevada corporation and a wholly owned subsidiary of Parent (“Parent Merger Sub”), merged with and into the Issuer with the Issuer remaining as the surviving entity (the “Merger”), and immediately following the Merger, Sunshine Merger Sub, Ltd., a Nevada limited liability company and a direct wholly owned subsidiary of the Issuer (“Company Merger Sub”), merged with and into Switch, Ltd., a Nevada limited liability company and a subsidiary of the Issuer (“Company Ltd.”) (the “LLC Merger” and, together with the Merger, the “Mergers”) with Company Ltd. remaining as the surviving entity. The Mergers were effected pursuant to an Agreement and Plan of Merger, dated as of May 11, 2022, by and among the Issuer, Parent, Company Ltd., Company Merger Sub, and Parent Merger Sub (the “Merger Agreement”).

In connection with the Mergers, each share of Class B Common Stock, par value $0.001 per share, of the Issuer owned by the Remaining Reporting Persons was cancelled and converted into the right to receive $34.25 per share in cash, without interest, subject to the terms and conditions of the Merger Agreement.

On December 6, 2022, in connection with the completion of the Mergers, the Issuer notified The New York Stock Exchange (“NYSE”) that the Mergers had been completed, and requested that trading of shares of Issuer Class A Common Stock on the NYSE be halted prior to the opening of trading on December 6, 2022, and suspended at the close of trading on December 6, 2022. In addition, on December 6, 2022, the Issuer requested that the NYSE file with the SEC a Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, on Form 25 in order to effect the delisting of the shares of Issuer Class A Common Stock from the NYSE.

The foregoing description is qualified in its entirety by reference to the terms of the Merger Agreement. In the event of any conflict between the description above and the terms set forth in the Merger Agreement, the terms set forth in the Merger Agreement shall control. The Merger Agreement was filed by the Issuer with the SEC on December 6, 2022, as Exhibit 2.1 to a Current Report on Form 8-K.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety to read as follows:

The information set forth in Item 4 is incorporated herein by reference.

(a)-(b)

As of the date hereof, following the Mergers, the Reporting Persons do not directly or indirectly hold any shares of Common Stock of the Issuer.

(c)       Not applicable.

(d)       As of December 6, 2022, and as a result of the Mergers, the Reporting Persons ceased to be beneficial owners of more than five percent of the outstanding shares of Common Stock of the Issuer.

CUSIP No. 87105L104	SCHEDULE 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DENNIS ALAN TROESH

Date:	12/07/2022	/s/ Dennis Alan Troesh
Dennis Alan Troesh

DT GRAT LM LLC

Date:	12/07/2022	/s/ Dennis Alan Troesh
Dennis Alan Troesh, Manager

DT GRAT CS LLC

Date:	12/07/2022	/s/ Dennis Alan Troesh
Dennis Alan Troesh, Manager